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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69931

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Doeren Mayhew Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2600 North Loop West, Suite 600
(No. and Street)

Houston	Texas	77092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Mailhes	713-860-0215	mailhes@doeren.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Elliott Davis
(Name – if individual, state last, first, and middle name)

200 East Broad St, Ste. 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

	149
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Mailhes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Doeren Mayhew Capital Advisors, LLC, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY THERESA DRAGNA
Notary Public, State of Texas
Comm. Expires 07-15-2024
Notary ID 7198944

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOEREN MAYHEW CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

DOERREN MAYHEW CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

elliott davis

Report of Independent Registered Public Accounting Firm

The Member
Doeren Mayhew Capital Advisors, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Doeren Mayhew Capital Advisors, LLC (the Company) as of September 30, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, LLC

We have served as the Company's auditor since 2018.

Greenville, South Carolina
December 17, 2021

DOEREN MAYHEW CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

Assets

Cash and cash equivalents	$	1,480,737
Accounts receivable - trade		17,000
Right of use		35,514
Prepaid expenses		4,840
Total Assets	$	1,538,091

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	530,525
Lease liabilities		33,982
Deferred revenue		34,540
Total Liabilities		599,047
Member's Equity		939,044
Total Liabilities and Member's Equity	$	1,538,091

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

Doeren Mayhew Capital Advisors, LLC (the "Company"), a limited liability company organized in Michigan, is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on April 9, 2017 upon obtaining its broker-dealer registration. The Company acts as an agent in merger and acquisition transactions as well as arranges debt and equity financing. The Company also provides general advisory services to corporate clients. The Company is 100% owned by DMCA Holdings, LLC.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking Revenues

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services. Revenue from sale transactions is generally computed based on agreed upon percentages of the sales price for businesses sold by the Company and is reported as revenue earned upon consummation of the sale transaction. Revenue from consulting projects is reported when earned. Revenue from commitment fees, generally paid in advance and at times credited against the final transaction fee, is recognized as billed under the terms of the engagements.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitation for the Internal Revenue Service "IRS" examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed the Federal Deposit Insurance Corporation (FDIC) coverage limits.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Continued

Note 2 - Significant Accounting Policies (Continued)

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

Leases

On October 1, 2019, the Company adopted the requirements of Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) using the modified retrospective method and practical expedients for transition. The Company determines if an arrangement is a lease at inception. Right of use assets represents our right to use an underlying asset for the lease term and lease liabilities represent our obligations to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the term of the lease.

Note 3 - Legal Contingencies

The Company is not currently a defendant in litigation incidental to its investment banking business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies" (ASC 450). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 4 - Related Parties

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $41,274 for these services during the year. The Company also leases office space from related parties as disclosed in Note 5. The Company has $38,974 outstanding in obligations to this related party as of September 30, 2021. The Company has also entered into an agreement for this party to provide shared services including IT, accounting, and human resources for $2,000 per month.

Note 5 - Leases

The Company subleases office space in Houston, Texas and Troy, Michigan from a related party. The Houston, Texas sublease agreement terminates in February 2022. The Troy, Michigan sublease agreement terminates in September 2022 and includes an annual option to extend for an additional 12-month period. The Company has elected to recognize the right of use asset and lease liability for the Troy, Michigan sublease through June 2023, the date which the primary lease of the related party terminates. Both lease agreements include fixed rental payments through their maturity. The total rent expense for these leases was $27,173 for the year ended September 30, 2021, all of which was paid to related parties.

The Company records the operating lease right of use assets and lease liabilities based on the present value of the lease payments, discounted using the current commercial lending rate. The discount rate associated with the operating leases as of September 30, 2021 was 4.00%.

On October 1, 2021, the Company began leasing office space in Massachusetts from a third party with monthly lease payments in the amount of $1,219. The lease expires on September 30, 2022. The term of this lease is less than 12 months and as a result the Company will not record a right of use asset or lease liability associated with the lease agreement.

As of September 30, 2021, the future minimum lease payments under the current leases are as follows:

Years Ending September 30,	Amount
2022	$ 36,230
2023	13,545
Total Minimum Lease payments	$ 49,775

Note 6 - Subsequent Events

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that would require recognition in the financial statements.

*** * *End of Notes * * ***